# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WK Kellogg Co, CIK 0001959348
CUSIP: 92942W107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: One Kellogg Square, Battle Creek, Michigan (MI), 49016-3599
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001197921

## Reporting persons
- W.K. KELLOGG FOUNDATION TRUST: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- W.K. KELLOGG FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WK Kellogg Co
Address of issuer's principal executive offices: One Kellogg Square Battle Creek, Michigan 49016-3599

## Item 2. Person Filing
Name of person filing:
W.K. Kellogg Foundation Trust
W.K. Kellogg Foundation

This Schedule 13G is being filed as Amendment No. 2 to the Schedule 13G dated February 8, 2024 filed by the W.K. Kellogg Foundation Trust (the "Trust") on behalf of itself and W.K. Kellogg Foundation (the "Foundation"), as sole beneficiary of the Trust, with respect to shares of common stock, $.0001 par value per share, of WK Kellogg Co (the "Shares"). Steven A. Cahillane, La June Montgomery Tabron, Richard M. Tsoumas and The Northern Trust Company are the trustees of the Trust.

Under the agreement governing the Trust, if a majority of the trustees of the Trust cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock. In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations. As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of Section 13(d) of the Act.

The Shares reported herein were acquired by the Trust on October 2, 2023 in connection with the spin-off of WK Kellogg Co by Kellanova (formerly known as Kellogg Company), whereby Kellanova made a pro rata distribution of WK Kellogg Co Shares to the Kellanova stockholders.
Address of principal business office or, if none, residence:
Person Filing Address
W.K. Kellogg Foundation Trust: One Michigan Avenue East
Battle Creek, MI 49017-4058

W.K. Kellogg Foundation: One Michigan Avenue East
Battle Creek, MI 49017-4058
Citizenship:
W.K. Kellogg Foundation Trust: -A Michigan Trust
W.K. Kellogg Foundation: -A Michigan Nonprofit Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Trust and the Foundation no longer beneficially own any Shares. This filing represents an exit filing for the Trust and the Foundation.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: The Trust and Foundation no longer beneficially own any Shares.
Shared power to vote or to direct the vote: The Trust and Foundation no longer beneficially own any Shares.
Sole power to dispose or to direct the disposition: The Trust and Foundation no longer beneficially own any Shares.
Shared power to dispose or to direct the disposition: The Trust and Foundation no longer beneficially own any Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- W.K. KELLOGG FOUNDATION TRUST: /s/ Marina Jaudenes, Marina Jaudenes, Senior Vice President, the Northern Trust Company, as corporate trustee (11/07/2025)
- W.K. KELLOGG FOUNDATION: /s/ Kahlil C. Williams, Kahlil C. Williams, General Counsel (11/07/2025)